I.

General Identifying Information

1.

Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

X      Merger

□

Liquidation

□

Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

□

Election of Status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.

Name of Fund:   Bond Portfolio of Summit Mutual Funds, Inc.

3.

Securities and Exchange Commission File No.:   811-0400

4.

Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

X    Initial Application

   Amendment

5.

Address of Principal Executive office (include No. & Street, City, State, Zip Code):

4550 Montgomery Avenue, Suite 1000N

Bethesda, MD 20814

6.

Name, address and telephone number of individuals the Commission staff should contact with any questions regarding this form:

William M. Tartikoff, General Counsel

4550 Montgomery Avenue, Suite 1000N

Bethesda, MD 20814

(301) 951-4881

7.

Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Calvert Asset Management Company, Inc.

4550 Montgomery Avenue, Suite 1000N

Bethesda, MD 20814

(301) 951-4881

Note:   Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.

Classification of fund (check only one)

X     Management Company;

□

Unit investment trust; or

□

Face amount certificate company.

9.

Subclassification if the fund is a management company (check only one):

X     Open-end

   Closed-end

10.

State law under which the fund was organized or formed (e.g.  Delaware, Massachusetts):

Maryland

11.

Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Summit Investment Partners, Inc.

312 Walnut Street, Suite 2500

Cincinnati, OH 45202

12.

Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Ameritas Investment Corp.

5900 “O” Street

Lincoln, NE 68510

And

Carillon Investments, Inc.

1876 Waycross Road

Cincinnati OH 45240

13.

If the is a unit investment trust (“UIT”) provide: N/A

(a) Depositor’s name(s) and address(es):

(b) Trustee’s name(s) and address(es)

14.

Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

X     Yes

   No

If Yes, for each UIT state:

 Name(s):  Carillon Account

File No.:   811-04063

Business Address:  1876 Waycross Road, Cincinnati, OH 45240

Name(s):  Carillon Life Account

File No.:   811-09076

Business Address: 1876 Waycross Road, Cincinnati, OH 45240

Name(s):  Ameritas Variable Separate Account V

File No.:   811-04473

Business Address:  5900 “O” Street, Lincoln, NE 68510

Name(s):  Ameritas Variable Separate Account VA-2

File No.:   811-05192

Business Address:  5900 “O” Street, Lincoln, NE 68510

15.  (a)  Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

X     Yes

   No

If Yes, state the date on which the board vote took place: September 9, 2008

If No, explain:

     (b)   Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

X     Yes

   No

If Yes, state the date on which the shareholder vote took place:  December 5, 2008

If No, explain:

II.

Distributions to Shareholders

16.

Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

   Yes

X    No

(a)  If Yes, list the date(s) on which the fund made those distributions:

(b) Were the distributions made on the basis of net assets?  N/A

   Yes

   No

(c)  Were the distributions made pro rata based on share ownership?  N/A

   Yes

   No

(d)  If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

Summit Bond Portfolio 12/12/08 NAV =

$36.33

CVS Income Portfolio 12/12/08 NAV =

$13.82

Merger Ratio ($36.33/$13.82) =

2.6287988

(e)  Liquidations only:  N/A

       Were any distributions to shareholders made in kind?

   Yes

   No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.

Closed-end funds only:

Has the fund issued senior securities?

   Yes

   No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.  Has the fund distributed all of its assets to the fund’s shareholders?  N/A

   Yes

   No

If No,

(a) How many shareholders does the fund have as if the date this form is filed?

             (b) Describe the relationship of each remaining shareholder to the fund:

19.  Are there any shareholders who have not yet received distributions in complete liquidation of their interests?  N/A

   Yes

   No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.

Assets and Liabilities

20.  Does the fund have any assets as of the date this form is filed? (See question 18 above)

   Yes

X    No

If Yes,

(a)  Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b) Why has the fund retained the remaining assets?

(c) Will the remaining assets be invested in securities?

   Yes

   No

21.

Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

   Yes

X    No

If Yes,

(a) Describe the type and amount of each debt or other liability:

(b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.

Information About Event(s) Leading to Request for Deregistration

22.  (a) List the expenses incurred in connection with the Merger or Liquidation:

(i) Legal expenses:  0*

(ii) Accounting expenses: 0*

(iii) Other expenses (list and indentify separately): 0*

(iv) Total expenses (sum of lines (i)-(iii) above): 0*

*The Advisers agreed to and have paid all transaction expenses.

(b) How were those expenses allocated? N/A

(c) Who paid those expenses? N/A

(d) How did the fund pay for unamortized expenses (if any)? N/A

23.  Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

   Yes

X    No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.

Conclusion of Fund Business

24.  Is the fund a party to any litigation or administrative proceeding?

   Yes

X    No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.  Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

   Yes

X    No

If Yes, describe the nature and extent those activities:

VI.

Mergers Only

26.

(a)

State the name of the fund surviving the Merger:

 Calvert Income Portfolio of Calvert Variable Series, Inc.

       (b)

State the investment Company Act file number of the fund surviving the Merger: 811-03591

       (c)

If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed: 333-153513, N-14, September 15, 2008

(d)

If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of the Bond Portfolio of Summit Mutual Funds, Inc., (ii) he or she is the Assistant Secretary of the Bond Portfolio of Summit Mutual Funds, Inc. , and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information, and belief.

/s/ John F. Labmeier

John F. Labmeier

Assistant Secretary